Exhibit 99.2

May 1, 2014

Mr. Matt M. Gallagher

Parsley Energy, LP

P.O. Box 11090

Midland, Texas 79702

Dear Mr. Gallagher:

In accordance with your request, we have audited the estimates prepared by Parsley Energy, LP (PELP), as of May 1, 2014, of the proved reserves and future revenue to the PELP interest in certain oil and gas properties included in the Pacer Acquisition and located in Upton County, Texas. These estimates are based on constant price and cost parameters, as discussed in subsequent paragraphs of this letter. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions and guidelines set forth in the 2007 Petroleum Resources Management System approved by the Society of Petroleum Engineers (SPE). We completed our audit on or about the date of this letter.

The following table sets forth PELP’s estimates of the net reserves and future net revenue, as of May 1, 2014, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%
Proved Developed Producing	615.44	500.70	2,703.79	67,467.58	33,745.28
Proved Undeveloped	3,071.23	1,838.03	9,925.34	244,338.82	94,767.06

Total Proved	3,686.67	2,338.73	12,629.13	311,806.40	128,512.34

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of PELP are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of PELP’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the SPE (SPE Standards). We are satisfied with the methods and procedures used by PELP in preparing the May 1, 2014, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by PELP.

The estimates shown herein are for proved developed producing and proved undeveloped reserves. PELP’s study indicates that there are no proved developed non-producing reserves for these properties at this time. As requested, PELP’s estimates of probable and possible reserves that may exist for these properties were not audited and the proved estimates do not include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

The oil and NGL prices used by PELP are based on the 12-month unweighted arithmetic average of the first-day-of-the-month West Texas Intermediate posted price for each month in the period January through December 2013. The gas price used by PELP is the 12-month unweighted arithmetic average of the first-day-of-the-month Henry Hub spot price for each month in the period January through December 2013. The prices of $93.42 per barrel of oil, $36.55 per barrel of NGL, and $3.670 per MCF of gas are held constant throughout the lives of the properties.

Operating costs used by PELP are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs have been divided into per-well costs and per-unit-of-production costs. Headquarters general and administrative overhead expenses of PELP are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by PELP are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for new development wells and production equipment. Operating costs and capital costs are not escalated for inflation. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be commercially recoverable; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of PELP and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by PELP with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of PELP’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by PELP, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

By:	/s/ C.H. (Scott) Rees III

C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ James E. Ball

James E. Ball, P.E. 57700
Vice President

Date Signed: May 1, 2014

JEB:LAM

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.